UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTERNATIONAL SHIPHOLDING CORPORATION

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)
460321201

(CUSIP Number)

Philip J. Shapiro
Liberty Shipping Group LLC
1979 Marcus Avenue, Suite 200
Lake Success, New York 11042
(516) 488-8800

Copies to:
Dennis J. Friedman, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  August 8, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Projection LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		373,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		373,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	373,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Liberty Shipping Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		373,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		373,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	373,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Philip J. Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		373,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		373,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	373,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.   Security and Issuer
This Statement on Schedule 13D relates to the common stock, $1.00 par value (the “Common Stock”) of International Shipholding Corporation, a Delaware corporation (the “Issuer” or the “Company”).  The address of the Company’s principal executive office is 11 North Water Street, Suite 18290, Mobile, AL 36602.
Item 2.   Identity and Background
This statement is filed on behalf of Projection LLC (“Projection”), Liberty Shipping Group LLC (“Liberty”) and Mr. Philip J. Shapiro (“Mr. Shapiro” and, together with Projection and Liberty, the “Reporting Persons”).  Projection and Liberty are limited liability companies organized under the laws of the state of Delaware.  Projection is a wholly-owned subsidiary of Liberty and its principal business is holding the Shares (as defined below). Liberty’s principal business is owning and operating domestic or foreign flag vessels, either directly or indirectly. Mr. Shapiro’s principal occupation is acting as manager, president and chief executive officer of Liberty. Mr. Shapiro is a citizen of the United States of America.
The address of the principal business and principal office for each of the Reporting Persons is c/o Liberty Shipping Group LLC, 1979 Marcus Avenue, Suite 200, Lake Success, New York 11042.
Certain additional information required by this Item 2 and in General Instruction C is set forth in Exhibit B, which is incorporated herein by reference.
During the last five years, none of the Reporting Persons or the individuals listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons or the individuals listed in Exhibit B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration
The 373,300 shares of Common Stock (the “Shares”) that may be deemed to be beneficially owned by the Reporting Persons were acquired by Projection. The aggregate purchase price for the Shares was approximately $7,057,974, which includes brokerage fees and other commissions paid in connection with such purchases.  Such funds came from the working capital of Projection.
The Shares may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable regulations and such firms’ credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.
Item 4.   Purpose of Transaction
The Reporting Persons and their affiliates have been following the Company for a period of time as a potential investment or business combination opportunity. In that connection, Projection acquired the Shares.
On or about June 10, 2008, Mr. Shapiro had a meeting with Niels M. Johnsen, Chairman of the Board and Chief Executive Officer of the Company. Among other things, Mr. Shapiro raised with Mr. Johnsen the possibility of completing a business combination transaction between Liberty and the Company (the “Proposed Transaction”). Messrs. Shapiro and Johnsen did not discuss any specific plans or proposals regarding such Proposed Transaction, but Mr. Johnsen agreed to give it further consideration. On or about July 31, 2008, Mr. Johnsen called Mr. Shapiro to indicate that he had discussed it with certain members of the Johnsen family, and that the consensus among them was not to engage in a transaction with Liberty at that time.
The Reporting Persons currently believe that the Shares represent an attractive investment opportunity. As such, the Reporting Persons currently intend to hold the Shares and may from time to time contact the Company to determine whether there may be an opportunity for the Reporting Persons and the Company to pursue some form of transaction. There can be no assurance that any such transaction will occur.
One or more of the Reporting Persons may purchase from time to time in open market or privately negotiated transactions additional shares of Common Stock, or options or derivatives related thereto. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including the Company’s financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and other shareholders to the Reporting Persons’ ownership of Common Stock, price levels of the Common Stock, other opportunities available to the Reporting Persons, developments with respect to the Reporting Persons business, and general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of its Common Stock.
In addition to the foregoing, the Reporting Persons may engage the Company, other stockholders of the Company or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.
Item 5.    Interest in Securities of the Issuer
(a)-(b) As of the date of this filing, Projection is the beneficial owner of an aggregate of 373,300 shares of Common Stock, which constitute approximately 5.2% of the 7,183,570 shares of Common Stock outstanding (based on the 7,385,801 shares of Common Stock outstanding as of June 30, 2008 minus the 202,231 shares of Common Stock repurchased by the Company between July 1, 2008 and July 30, 2008, each as reported by the Company in its Quarterly Report on Form 10-Q filed on August 8, 2008).  Liberty, as the direct parent company of Projection, and Mr. Shapiro, as the manager of Liberty, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Projection.  Liberty and Mr. Shapiro disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Act.
(c) None of the Reporting Persons have effected any transactions in the Common Stock during the past sixty days.
(d)  The information set forth in Item 6 is incorporated herein by reference.
(e)  Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Projection has entered into an engagement letter with Jefferies & Company, Inc. (“Jefferies”) in connection with a potential transaction with the Company. Pursuant to that engagement letter Jefferies will, in addition to other fees, receive a fee in the event that any of the Reporting Persons sells or transfers the Shares to a third party (other than certain of their affiliates) prior to the end of the 12-month period following termination of Jefferies’ engagement. Such fee would equal the lesser of (i) $750,000 and (ii) 20% of the difference between the aggregate price at which the Shares were sold or otherwise transferred for value and the aggregate price at which such Shares were beneficially acquired by the Reporting Persons, minus in either case the amount of certain other fees payable to Jefferies under the engagement letter.
Other than the foregoing, to the best knowledge of the Reporting Persons, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.   Material to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement, dated as of August 18, 2008, by and among Liberty Shipping Group LLC, Projection LLC and Mr. Philip J. Shapiro.

Exhibit B:	Information regarding directors and executive officers of Projection LLC and Liberty Shipping Group LLC

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 18, 2008	PROJECTION LLC
	By:	/s/ Philip J. Shapiro
	Name:	Philip J. Shapiro
	Title:	President and Chief Executive Officer

August 18, 2008	LIBERTY SHIPPING GROUP LLC
	By:	/s/ Philip J. Shapiro
	Name:	Philip J. Shapiro
	Title:	President and Chief Executive Officer

August 18, 2008	/s/ Philip J. Shapiro
PHILIP J. SHAPIRO

EXHIBIT INDEX

Exhibit A:	Joint Filing Agreement, dated as of August 18, 2008, by and among Liberty Shipping Group LLC, Projection LLC and Mr. Philip J. Shapiro.

Exhibit B:	Information regarding directors and executive officers of Projection LLC and Liberty Shipping Group LLC